Exhibit 1U-99.1

Atlis Motor

Vehicles, Inc.

Condensed Interim Financial Statements as of March 31, 2022

and for the three-month periods ended March 31, 2022 and 2021,

and Independent Accountant’s Review Report

INDEPENDENT ACCOUNTANT’S REVIEW REPORT

To the Stockholders and Board of Directors of Atlis Motor Vehicles, Inc.

Mesa, Arizona

We have reviewed the accompanying financial statements of Atlis Motor Vehicles, Inc., which comprise the balance sheet as of March 31, 2022, and the related statements of operations, changes in stockholders’ equity, and cash flows for the three-month periods ended March 31, 2022 and 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant’s Responsibility

Our responsibility is to conduct the review engagement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Atlis Motor Vehicles, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant’s Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

/s/ Prager Metis CPAs, LLP

El Segundo, CA

August 1, 2022

ATLIS Motor Vehicles, Inc

Condensed Balance Sheets

(unaudited)

	March 31, 2022	December 31, 2021
ASSETS

Current Assets
Cash	$1,132,089	$3,146,134
Prepaid Expenses and Other Assets	318,802	290,265
Other Receivables	12,629	342

TOTAL CURRENT ASSETS	1,463,520	3,436,741

Fixed Assets , Net	1,099,617	980,028

Intangibles , Net	10,785	11,074

Operating Lease - Right of Use Asset	1,024,029	-
Security Deposits	92,845	90,222
Vendor Deposits	88,824	96,164

TOTAL ASSETS	$3,779,620	$4,614,229

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts Payable	$233,229	$65,902
Accrued Expenses	478,751	166,684
Payroll Tax Liabilities	5,666	56,728
Paycheck Protection Program Loan	397,309	397,309
Deferred Rent - Current Portion	-	22,412
Operating Lease Liability	327,445

TOTAL CURRENT LIABILITIES	1,442,400	709,035

Deferred Rent	-	103,633
Operating Lease Liability	818,991	-

TOTAL LIABILITIES	$2,261,391	$812,668

Commitments and Contingencies - see Note 8

Stockholders' Equity

Class C Stock, par value $0.0001; 15,000 share authorized; 10,000 shared issued & outstanding as of March 31, 2022; 5,000 shares issued & outstanding as of December 31, 2021.	1	1
Class D Stock, par vlaue $0.0001; 41,925,572 authorized; 27,075,370 issued & outstanding at March 31, 2022; 25,725,370 issued & outstanding at December 31, 2021	2,708	2,573
Class A Common Stock , par value $0.0001: 54,307,968 shares authorized; 7,162,069 issued & outstanding as of March 31, 2022; 6,854,576 issued & outstanding as of December 31, 2021	716	684
Additional Paid-in Capital	170,497,194	151,733,673
Securities Receivable	(1,360,931)	-
Accumulated Deficit	(167,621,459)	(147,935,370)

TOTAL STOCKHOLDERS' EQUITY	1,518,229	3,801,561

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,779,620	$4,614,229

The accompanying notes are an integral part of these condensed financial statements

ATLIS Motor Vehicles, Inc

Condensed Statements of Operations

(unaudited)

	For the Three Months Ended
	March 31, 2022	March 31, 2021

Revenue	$-	$-

Operating Expenses
Stock Based Compensation	13,989,929	3,126,670
General and Administrative	3,133,438	1,417,459
Advertising	1,855,797	193,630
Research and Development	694,376	272,602

Total Operating Expenses	19,673,540	5,010,361

Loss from Operations	(19,673,540)	(5,010,361)

Other Expenses
Other	12,549	2,437

Total Other Expenses	12,549	2,437

Net Loss	$(19,686,089)	$(5,012,798)

The accompanying notes are an integral part of these condensed financial statements

ATLIS Motor Vehicles, Inc

Condensed Statements of Cash Flows

(unaudited)

	For the Three Months Ended
	March 31, 2022	March 31, 2021
CASH USED IN OPERATING ACTIVITIES
Net Loss	$(19,686,089)	$(5,012,798)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and Amortization Expense	55,101	3,220
Employee stock based compensation	13,954,929	3,126,670
Non-Employee stock compensation	35,000	24,850

Changes in operating assets and liabilities
Change in Prepaid Expenses	(28,537)	(65,995)
Change in Other Receivables	5,059	2,280
Change in Accounts Payable	167,327	(33,153)
Change in Accrued Expenses	312,067	69,023
Change in Payroll Liabilities	(51,062)	(180,459)
Change in Deferred Rent	-	(1,094)
Change in Non-cash lease expense	73,970	-

Net Cash Used In Operating Activities	(5,162,235)	(2,067,456)

CASH USED IN INVESTING ACTIVITIES
Purchase of Fixed Assets	(174,401)	(15,100)
Increase in Vendor Deposits	(12,629)	(40,500)

Net Cash Used In Investing Activities	(187,030)	(55,600)

CASH USED IN FINANCING ACTIVITIES
Lease Payments	(77,608)	-
Proceeds from Stock Issuance	3,412,828	2,131,449
Proceeds from Paycheck Protection	-	397,309

Net Cash Used In Financing Activities	3,335,220	2,528,758

Net Increase (Decrease) in Cash	(2,014,045)	405,702
Cash at Beginning of the Period	3,146,134	42,994
Cash at the End of Period	$1,132,089	$448,696

Supplemental Disclosure of Cash Information
Cash paid during the year for:
Income Taxes	$800	$4,962

The accompanying notes are an integral part of these condensed financial statements

ATLIS Motor Vehicles, Inc.

Condensed Statements of Changes in Shareholders' Equity

(Unaudited)

	Common Stock
	Class A		Class C		Class D
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Securities Receivable	Additional Paid- in Capital	Accumulated Equity (Deficit)	Total

Balance at December 31, 2021	6,854,576	$684	5,000	$1	25,725,370	$2,573	$-	$151,733,673	$(147,935,370)	$3,801,561
Securities Receivable							(1,360,931)	1,360,931		-
Common Stock issued for cash	307,493	32						3,412,661		3,412,693
Series D Stock Issued					1,350,000	135				135
Shares issued for services and rent guarantees			5,000	0				35,000		35,000
Stock based compensation								13,954,929		13,954,929
Net Loss									(19,686,089)	(19,686,089)
Balance at March 31, 2022	7,162,069	$716	10,000	$1	27,075,370	$2,708	$(1,360,931)	$170,497,194	$(167,621,459)	$1,518,229

	Common Stock
	Class A		Class C		Class D
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Securities Receivable	Additional Paid- in Capital	Accumulated Equity (Deficit)	Total

Balance at December 31, 2020	14,845,067	$1,484	-	$-	-	$-	$-	$13,378,066	$(14,199,288)	$(819,738)
Common Stock issued for cash	306,887	34						2,131,415		2,131,449
Shares issued for services and rent guarantees			5,000	1				24,849		24,850
Stock based compensation								3,126,670		3,126,670
Net Loss									(5,012,798)	$(5,012,798)
Balance at March 31, 2021	15,151,954	$1,518	5,000	$1	-	$-	$-	$18,661,000	$(19,212,086)	$(549,567)

The accompanying notes are an integral part of these condensed financial statements

ATLIS Motor Vehicles, Inc.

Notes to the Financial Statements

Note 1 – Organization and Basis of Presentation

Organization

ATLIS Motor Vehicles Inc. (“the Company” or ATLIS), based in Arizona, was incorporated in 2016. ATLIS is a vertically integrated, mobility technology company developing products that will power work. ATLIS is building an electric vehicle technology platform for heavy and light duty work trucks for individual and fleet use in the agriculture, service, utility, and construction industries. To meet the towing and payload capabilities of legacy diesel-powered vehicles, ATLIS has developed proprietary battery technology and a modular system architecture capable of scaling to meet the specific needs of the all-electric vehicle.

Going Concern

The accompanying financial statements have been prepared on a going concern basis which implies the Company will continue to meet its obligations for the next 12 months as of the date these financial statements are issued.

The Company had an accumulated deficit of $167,621,459 as of March 31, 2022.   The Company also had a net loss of $19,686,089 for the three-month period ended March 31, 2022.

The Company continues to raise capital through stock sales and investment campaigns. In the three months ended March 31, 2022, the Company raised $4,773,624 from the sale of common stock through its Regulation A+ crowdfunding campaign. The Company cannot provide any assurance that unforeseen circumstances that could occur at any time within the next twelve months or thereafter will not increase the need for the Company to raise additional capital on an immediate basis.

These matters, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year from the date these financials were available to be issued. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. The Company’s management is addressing this risk by pursuing all available options for funding which includes seeking private investments as well as announcing its intention to become publicly listed. Our success depends on achieving our strategic and financial objectives. ATLIS has spent the past few years developing technology that will electrify work. In 2021, we delivered on our commitment to build and prove out our superior battery technology and to successfully deliver the XT prototype. In 2022, we plan to become revenue generating and to secure sufficient funding to execute on our operational milestones. The company will continue to leverage Regulation A+ crowdfunding campaigns to fund operations until significant capitalization occurs.

Change in Accounting Policy

The Company has opted for an effective adoption date of January 1, 2022 for the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases. The Company has determined that the primary impact will be to recognize in the condensed consolidated balance sheets all operating leases with lease terms greater than 12 months. Additionally, the Company is in the process of evaluating the expanded disclosure requirements related to this ASU.

Basis of Presentation - Interim Financial Statements

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) regarding interim financial information. Accordingly, they do not include all disclosures, including certain notes, required by U.S. GAAP on an annual reporting basis. These condensed consolidated financial statements are unaudited and, in the opinion of management, reflect all normal recurring adjustments necessary to fairly present the financial position, results of operations, cash flows, and change in equity for the periods presented. Results for the periods presented are not necessarily indicative of the results that may be expected for any subsequent period. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2021 (“Form 1-K”).

ATLIS Motor Vehicles, Inc.

Notes to the Financial Statements

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of expenses during the reported period. Actual results will differ from those estimates.

Accounts Receivable

The Company is not currently in production and therefore does not have any account receivables due from its customers.

Inventory

The Company is not currently in production and therefore does not have any inventory at March 31, 2022.

Concentration of Credit Risks

The Company is subject to concentrations of credit risk primarily from cash and cash equivalents.

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents. During the three month period ended March 31, 2022, the Company did not have any cash equivalent balances

The Company’s cash and cash equivalents accounts are held at a financial institution and are insured by the Federal Deposit Insurance Corporation, or the FDIC, up to $250,000. From time-to-time, the Company’s bank balances exceed the FDIC insurance limit. To reduce its risk associated with the failure of such financial institutions, the Company periodically evaluates the credit quality of the financial institution in which it holds deposits.

Advertising

The Company began utilizing media networks, including, but not limited to online and social media presence to build excitement and awareness for the product and brand. Advertising costs for the three months ended March 31, 2022 were $1,855,797.

Income Taxes

Income taxes are accounted for in accordance with the provisions of ASC Topic 740, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized, but no less than quarterly.

ATLIS Motor Vehicles, Inc.

Notes to the Financial Statements

Long-Lived Assets

In accordance with ASC 360-10, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. There were no impairment charges for the three months ended March 31, 2022.

Research and Development Expenses

Research and development costs are charged to operations when incurred and are included in the operating expenses. The amounts for the three-month period ending March 31, 2022 were $694,376.

Common Stock

The total number of shares of stock which the Company shall have authority to issue is 96,248,541    shares of Common Stock at $0.0001 par value per share. The Company has issued and outstanding 34,247,439 shares of stock as of March 31, 2022.

Recent Accounting Pronouncements

In December 2019, the FASB issued Accounting Standards Update, or ASU, 2019-12, Simplifying the Accounting for Income Taxes which amends ASC 740 Income Taxes, or ASC 740. This update is intended to simplify accounting for income taxes by removing certain exceptions to the general principles in ASC 740 and amending existing guidance to improve consistent application of ASC 740. This update is effective for fiscal years beginning after December 15, 2021.  The guidance in this update has various elements, some of which are applied on a prospective basis and others on a retrospective basis with earlier application permitted.  The Company is currently evaluating the effect of this ASU on the Company’s financial statements and related disclosures.

Other accounting pronouncements have been issued but deemed by management to be outside the scope of relevance to the Company.

Note 3 – Property and Equipment

	March 31, 2022	December 21, 2021
Leasehold Improvements	$129,860	$129,860
Office Equipment	90,884	63,969
Tools and Plant Equipment	977,384	829,898
Vehicles	59,449	59,449
	1,257,577	1,083,176

Accumulated Depreciation	157,960	103,148

Net Fixed Assets	$1,099,617	$980,028

ATLIS recorded depreciation expense related to property and equipment in the amount of $54,812   for the three months ended March 31, 2022.

ATLIS Motor Vehicles, Inc.

Notes to the Financial Statements

In accordance with ASC 360-10, the Company evaluated its long-lived assets for potential impairment. We determined that a potential triggering event occurred due to ongoing losses. The company also determined the asset group has not experienced an impairment given that the assets were recently purchased and the estimated useful life of these assets was not impacted.

Note 4 – Intangible Assets

	March 31, 2022	December 31, 2021

Patents	$11,555	$11,555

Accumulated Amortization	$769	$481

Net Intangible Assets	$10,785	$11,074

ATLIS recorded amortization expense related to the issuance of a patent number 11.069.945 on July 20, 2021. Amortization of patents is over ten-year period. The amortization amount for three-months ended March 31, 2022 was $288. Patent expense for patents in process are recorded to Prepaid Expenses and Other Assets.

Note 5 – Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

At December 31, 2021, the Company had net operating loss carryforwards of approximately $31,350,000 which will carryforwards through 2037. The current year's net operating loss will carryforward indefinitely.

In December 2017, the U.S. Tax Cuts and Jobs Act of 2017 ("Tax Act") was enacted into law which significantly revises the Internal Revenue Code of 1986, as amended. The newly enacted federal income tax law, among other things, contains significant changes to corporate taxation, including a flat corporate tax rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted taxable income, limitation of the deduction for newly generated net operating losses to 80% of current year taxable income and elimination of net operating loss ("NOL") carrybacks, future taxation of certain classes of offshore earnings regardless of whether they are repatriated, immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits beginning in 2018.

The current income tax benefit of $14,794,000 was generated for the three months ended March 31, 2022. The valuation allowance was increased due to uncertainties as to the Company's ability to generate sufficient taxable income to utilize the net operating loss carryforwards which is the only significant component of deferred taxes.

The Company recognizes interest and penalties related to uncertain tax positions in general and administrative expense. As of March 31, 2022 and 2021 the Company has no unrecognized   uncertain tax positions, including interest and penalties.

Note 6 – Paycheck Protection Program Loan

On February 11, 2021, ATLIS was granted a loan from Washington Federal Bank, in the aggregate amount of $397,309, pursuant to the Paycheck Protection Program (“PPP”). The was granted under the provisions of the second offering of PPP loans by the Small Business Association. The loan, which was in the form of a Note dated February 11, 2021, issued to ATLIS, matures February 11, 2026 and bears interest at a rate of 1.0% annually. The Note may be prepaid by the Borrower at any time prior to the maturity with no prepayment penalties. Funds from the loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities and interest on other debit obligations incurred before February 15, 2020. ATLIS has used the entire loan amount for qualifying expenses. Subsequently, this PPP note was fully forgiven on April 13, 2022

ATLIS Motor Vehicles, Inc.

Notes to the Financial Statements

On April 30, 2020, ATLIS was granted a loan from Washington Federal Bank, in the aggregate amount of $92,931, pursuant to the Paycheck Protection Program (“PPP”) under Division A, Title 1 of the CARES Act, which was enacted March 27, 2020. This PPP note was fully forgiven on July 12, 2021.

Note 7 – Commitments and Contingencies

Operating Leases

The Company adopted ASC 842, Leases (ASC 842), on January 1st, 2022. Consequently, financial information has not been updated for dates and periods before January 1, 2022. Additionally, the Company chose to elect certain relief options offered in ASC 842 including the package of practical expedients, the option to account for separate lease and non-lease components as a single unit, and the option to exclude right-of-use assets and lease liabilities that arise from short term leases (i.e. leases with terms of twelve months or less). Under ASC 842, the Company determines if an arrangement is a lease at inception. Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date of the lease based on the present value of lease payments over the lease term. The Company’s leases consist of mixed-use office and warehouse space in Mesa, Arizona. The Company’s lease terms may include options to terminate the lease when it is reasonably certain that the Company will exercise such options. When readily determinable, the Company uses the implicit rate in determining the present value of lease payments. The ROU asset also includes any lease payments made and excludes lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Our lease agreements do not contain any material residual value guarantees, material restrictions or covenants.

The Company used the incremental borrowing rate of 3.25% to determine the present value of fixed lease payments based on the information available at the lease commencement date, as the rate implicit in the lease was not readily determinable.

The Company’s aggregate lease maturities as of March 31, 2022, are as follows:

Year
2022 (remaining 9 months)	$269,891
2023	367,952
2024	378,990
2025	193,748
Total minimum lease payments	1,210,581
Less imputed interest	(64,145)
Total operating lease liabilities	$1,146,436

Legal Proceedings

We are not currently subject to any material legal proceedings, nor, to our knowledge, are any material legal proceeding threatened against us. From time to time, we may be a party to certain legal or regulatory proceedings in the ordinary course of business. While the outcome of any such future legal or regulatory proceedings cannot be predicted with certainty, we do not expect that any such future proceedings will have a material effect upon our financial condition or results of operations.

ATLIS Motor Vehicles, Inc.

Notes to the Financial Statements

Vendor Deposits

ATLIS paid $58,312 to Salt River Project (SRP), the Arizona utility company, as a refundable deposit for engineering services for implementation of additional electricity capacity to facilitate the development of ATLIS 1.5MW AMV charging capabilities. The Company expects this construction project to begin in 2022. The Company paid an additional amount of $30,512 in 2021 and first quarter 2022 representing deposits on future equipment purchases.

Payroll Taxes Payable

The Company has payroll tax obligations of $5,666 as of March 31, 2022.

March 31, 2022
Federal Payroll Taxes	5,557
State Payroll Taxes	109
Total Payroll Taxes Payable	$5,666

Note 8 – Share Based Compensation – Stock Option Conversion

The Company accounts for stock-based compensation in accordance with ASC Topic 718, Compensation-Stock Compensation, or ASC 718. Under the fair value recognition provisions of this topic, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, which is the vesting period.

Prior to and up until 3Q 2021, the Company awarded employees grants in common stock as part of employee compensation, which typically vested over 4 years. Upon vesting, the company recorded employee stock compensation to additional paid-in-capital as the shares were vested but not issued. The share value was calculated based on the most recent funding event. Subsequently, the Company changed its accounting policy to value company shares based on appraisal of fair market value that considered all available information material to the value of the Company, including the present value of anticipated future cash flows and other relevant factors such as a discount for lack of marketability. The same method was applied retrospectively to value stock grant awards in prior years. As a result, the company revised the previously recorded share-based compensation expenses based on the use of the appraisal method.

On August 24, 2021, the Company offered employees the option to convert their vested stock grants into stock options at weighted average  conversion ratio of approximately 6.64   options for every share grant. A condition of the conversion was the relinquishment of all prior awarded stock through the August 24, 2021 conversion date. Although not all, a majority of former and current employees at the time elected to convert their shares to options. The Company accounted for this transaction as a modification as per ASC 718. As a result, the company recorded approximately $114,579,500 of incremental compensation expense as of December 31, 2021 and $13,954,794 in compensation expense for the three months ended March 31, 2022.

The originally vested stock grants were unissued as of the modification date with the exception of 10,000,000 Class A shares held by Mark Hanchett, who subsequently relinquished these on August 24, 2021.

On August 24,2021, the Company issued 25,725,370 Class D stock to the CEO and the President.

Between August 24, 2021 and December 31, 2021, ATLIS awarded 578,400 options to new employees, non-employees and to our Director of Board.

In the three months ended March 31, 2022, ATLIS awarded 2,975,435 options to new employees, non-employees and to our Directors of Board.

ATLIS Motor Vehicles, Inc.

Notes to the Financial Statements

We use the Black-Scholes option-pricing method for valuing stock option awards. Calculating the fair value of stock option awards requires the input of subjective assumptions. Other reasonable assumptions could provide differing results. The fair value of stock options at the grant date was determined using the following assumptions as of March 31, 2022.

Black-Scholes Valuation Assumptions	March 31, 2022
Expected average life (in years)	7.0
Expected volatility	73.56%
Risk-free interest rates	0.06%
Expected dividend yield	0%

Compensation expense was determined by applying the Black-Scholes model on the appraised value of the underlying share price for each stock on the grant date.

STOCK-BASED COMPENSATION ACTIVITY

	Options *				RSUs
	Shares	Weighted average exercise price	Weighted average contractual term (in years)		Shares	Weighted average grant date fair value
Outstanding, December 31, 2021	45,417,069	$7.00	7		1,344,657	-
Granted			7			-
Exercised	-	-			-	-
Forfeited	297,266	7.00			-	-
Expired	-	-			-	-
Outstanding, March 31, 2022	44,849,803	$7.00	7		1,344,657	-
Exercisable, March 31, 2022	28,947,017	$7.00	7.00	**	-	-

* Class D stock are not included as they have no economic value

** Weighted average contractual term for exercisable stock is the remaining life of the contract term

Common Stock

The total number of shares of stock which the Company shall have authority to issues is 96,000,000  shares of Common Stock at $0.0001 par value per share.

ATLIS Motor Vehicles, Inc.

Notes to the Financial Statements

In 2021 and 2022, the Company issued Class D shares of Common Stock. These shares are not traded openly or available for sale to the public. Class D shares are offered only to executive officers of ATLIS. The shares of Class D Stock are not entitled to receive any dividends or any distribution on a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. Class D shares are not convertible, are deemed to have no economic value, and upon a holder’s cessation of service to the Company, such holder shall, on the one-year anniversary of such cessation, surrender to the Company for no consideration all shares of Class D Stock owned by such holder. Class D shares are not of common stock have additional voting rights. Class D shares have ten votes per share compared the Class A shares that have one vote per share of stock. For the three month period ending March 31, 2022, 1,350,000 shares of Class D stock were issued to Mark Hanchett and Annie Pratt. The breakdown of common stock by class were as follows:

	Outstanding at March 31, 2022	Outstanding at December 31, 2021
Class A	7,162,069	6,854,576
Class C	10,000	5,000
Class D	27,075,370	25,725,370
	34,247,439	32,584,946

Note 9 – Subsequent Events

The Company received cash inflows from stock sales via campaigns and private investors. The current stock campaign via crowd funding is through Fund America. The Company has raised $8,560,862 from April 1, 2022 through August 1, 2022 and has issued 598,848 of class A and 1,800,000 shares of class D shares of common stock during this period.

ATLIS received forgiveness for the Paycheck Protection Program loan on April 13, 2022.

Management has evaluated events subsequent to the balance sheet date through August 1, 2022, the date in which the financial statements were available to be issued. It has concluded that there are no additional effects that provide additional evidence about conditions that existed at the balance sheet date that would require recognition in the financial statements or related note disclosures in accordance with FASB ASC 855 Subsequent Events.